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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2002

                                AT&T Canada Inc.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              AT&T CANADA INC.
                              (Registrant)


Date: May 13, 2002            By:   /s/ Scott Ewart
                                    ------------------------------------------
                              Name:  Scott Ewart
                              Title:    Senior Vice President, General Counsel,
                                        Secretary & Chief Privacy Officer


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CONFIDENTIAL


                                  [LETTERHEAD]



       SENT VIA FAX


       May 13, 2002


       United States Securities and Exchange Commission
       450 Fifth Street, N.W.
       Washington, D.C.
       20549



       Attention:  Barry N. Summer

       Please find attached our responses to your comments dated May 9, 2002 as a result of reviewing the filings of AT&T Canada Inc. We will file the responses on EDGAR as requested.


       Yours truly



       /s/ Dave Lazzarato
       --------------------
       Dave Lazzarato
       Executive VP & CFO

       att.

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CONFIDENTIAL

AUDITORS' REPORT
1. REVISE THE REPORT TO DISCLOSE WHETHER YOU FOLLOWED US GAAS.

AT&T Canada Inc. is a foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System ("MJDS") offering and continuous disclosure forms. Accordingly, the Company prepares its financial statements in accordance with Canadian generally accepted accounting principles and provides reconciliation to United States generally accepted accounting principles. The Company's annual financial statements are included in our Annual Report on Form 6K furnished with the Securities and Exchange Commission. Our auditors conduct their audit in accordance with Canadian generally accepted auditing standards as is permitted by the MJDS.

For the purpose of the May 13, 2002 10-K/A filing of AT&T Corp. a revised auditors report will be filed.


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

(e) Property, plant and equipment, page 6

2. IT APPEARS THAT UNDER US GAAP YOU SHOULD NOT CONSIDER RENEWAL PERIODS IN THE AMORTIZATION PERIOD OF RIGHTS OF WAYS. TELL US WHETHER THE EFFECT OF USING THE INITIAL AGREEMENT PERIOD WOULD BE MATERIAL TO YOUR OPERATING RESULTS.

The Company's policy is to depreciate property, plant and equipment assets over their estimated useful lives. Depreciation periods do not at any time extend beyond their useful lives of the asset.

Currently, the Company's rights-of-way cover access to inter-city routes and intra-city routes and facilities.

The Inter-city routes cover primarily fibre (classified as telecommunications facilities). The rights-of-way related to inter-city fibre have initial periods of a minimum of 20 years plus renewal periods ranging from 10-20 years. The telecommunications facility equipment (which includes fibre assets) is depreciated over estimated useful lives, none of which exceed 20 years.

The intra-city routes are usually within local municipalities and, up to January 2001, were for shorter term periods including automatic renewals at the company's option. The Telecommunications Act stipulates that municipalities must give carriers access to municipal property. In January 2001 the CRTC issued a decision outlining the principles that should govern the terms of carrier access to municipal rights of ways. The CRTC stipulated, among other things, that municipalities were not allowed to charge "rent" for access to existing rights of ways or to seize carrier assets in the these rights of ways upon termination of an existing rights-of-way agreement.


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CONFIDENTIAL

3. NOTE 3 - ACQUISITIONS AND DISPOSITIONS

(h) Combination with AT&T LDS and ACC, page 18

3. EXPLAIN TO US HOW THE TRANSACTION WAS STRUCTURED. IT IS UNCLEAR TO US HOW A GAIN RESULTED IN THE COMBINATION. TELL US WHO WAS THE ACCOUNTING ACQUIRER.

AT&T Canada Inc. was formerly known as MetroNet Communications Corp ("MetroNet"), a public company in Canada operating as a competitive local exchange carrier. Effective June 1, 1999, MetroNet, completed a plan of arrangement to acquire control of AT&T Canada Long Distance Services Company ("LDS"), a long-distance services provider in Canada. Prior to the plan of arrangement, LDS was indirectly owned by AT&T Corp, a public company in the United States.

The plan of arrangement was completed by MetroNet transferring its interest in its wholly-owned subsidiary, MetroNet Communications Group Inc. ("MCGI") to LDS in exchange for a 69% interest in LDS. The plan of arrangement resulted in the combination of MCGI and LDS (the "Combined Company"), with 69% owned by the former MetroNet shareholders and 31% owned by AT&T Corp.

The Business Combination was accounted for using the purchase method as an acquisition by MetroNet of a 69% interest in LDS. In addition, the plan of arrangement resulted in a disposition by MetroNet of a 31% interest in MCGI.

The Company considered the accounting for the above transaction under both Canadian and United States generally accepted accounting principles ("GAAP") and concluded that a partial gain based on the fair value of MetroNet's interest in MCGI disposed of to AT&T Corp. should be recorded on the dilution of MetroNet's interest in MCGI. The accounting guidance that was considered for US GAAP was Staff Accounting Bulletin Topic 5(h), Accounting for Sales of Stock by a Subsidiary.